May 10, 2005

Mail Stop 4561 via U.S. Mail and Fax (239) 561-7224

Mr. Craig A. Pisaris-Henderson
Chairman and Chief Executive Officer
FindWhat.com, Inc.
5220 Summerlin Commons Boulevard
Fort Myers, Florida 33907

RE:	FindWhat.com, Inc.
	Form 8-K filed May 2, 2005
            File No. 0-30428

Dear Mr. Pisaris-Henderson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

1. Please file an amended Item 4.01 Form 8-K when Ernst & Young`s resignation becomes effective. Also, the amended Form 8-K must include updated disclosures to reflect the actual resignation date.
The amended Form 8-K must also include a new Exhibit 16 letter. Refer to Item 304(a) of Regulation S-K.

2. When you engage a new accountant, please report the engagement in a new Form 8-K and comply with the requirements of Regulation S-K
Item 304 (a)(2). In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

3. Supplementally explain why your Audit Committee began, in January
2005, the process of interviewing other accounting firms when
Ernst &
Young notified the Company of their intent to resign on April 26, 2005. We note that the notification date is April 26, 2005.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

Please provide the supplemental information requested above within five business days from the date of this letter. The supplemental information should be filed as correspondence on EDGAR.

Any questions regarding the above should be directed to me at
(202)
551-3469.


						Sincerely,



						Thomas Flinn
						Staff Accountant

FindWhat.com, Inc.
May 10, 2005


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